FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL’S LICENSE AGREEMENT AMENDMENT REGARDING 15%
TREASURY PAYMENT ACHIEVED

Istanbul, Turkey: March 13, 2006 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that the license agreement, signed between Turkcell and the Ministry of Transportation on April 27, 1998 and amended according to the 2nd provisional article of Law no.4673 on February 13, 2002 with the Telecommunication Authority, has been revised following the completion of the studies of the related ministries and authorities. The revision of the license agreement is regarding the gross revenue definition in calculation of the 15% treasury fee stated in article 8th of the agreement.

According to the new license agreement signed between Telecommunication Authority and Turkcell, Turkcell will continue paying 15% treasury fee to Treasury of Turkey, based on the new gross revenue definition excluding interest charges for late collections from subscribers and indirect taxes, such as 18% of Value Added Taxes (VAT), and other expenses as well as the accrued amounts that are recorded for reporting purposes, to be effective as of March 10, 2006.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 27.9 million post-paid and pre-paid customers as of December 31, 2005 operating in a three player market with a market share of approximately 64% as of year end 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 495 operators in 186 countries as of March 10, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,269 million net revenues as of December 31, 2005. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% Sonera Holding, 6.04% M.V. Group and 0.01% by others while the remaining 16.59% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 13, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer